

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Jonathan Mayhew
Chief Executive Officer
Ontrak, Inc.
2120 Colorado Avenue, #230
Santa Monica, CA 90404

Re: Ontrak, Inc.
Registration Statement on Form S-3
Filed September 3, 2021
File No. 333-259329

Dear Mr. Mayhew:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lili Taheri